--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                         RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                                NCL HOLDING ASA
                              (NAME OF THE ISSUER)

                                ARRASAS LIMITED
                                      AND

                                STAR CRUISES PLC
                       (NAME OF PERSONS FILING STATEMENT)

                                ORDINARY SHARES
                       (NOMINAL VALUE NOK 2.30 PER SHARE)

                                      AND

       AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FOUR ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                            492693 (ORDINARY SHARES)
 628854310 (AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FOUR ORDINARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                   GERARD LIM
                                STAR CRUISES PLC
                            SUITE 1503, OCEAN CENTRE
                                 5 CANTOR ROAD
                              TSIMSHATSUI, KOWLOON
                                 HONG KONG, SAR
                                011-603-309-2600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING
                                   STATEMENT)

                          COPIES OF COMMUNICATIONS TO:

                              DANIEL S. STERNBERG
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               ONE LIBERTY PLAZA
                            NEW YORK, NEW YORK 10006
                                 (212) 225-2000

     THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):
     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c. [X] A tender offer.
     d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]
                            ------------------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                   TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------------------------
                      $158,625,950.24                                                 $31,725.19
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) the offer price of Norwegian Kroner ("NOK") 35 for each ordinary share, nominal value NOK 2.30 per share, of NCL Holding ASA (the "Shares") (converted at the noon buying rate of NOK 8.0240 for one U.S. dollar in New York City for cable transfers in NOK as certified for customs purposes by the Federal Reserve Board of New York on January 10, 2000) and (ii) 36,366,251 Shares, including Shares represented by American Depositary Shares of NCL Holding ASA to be acquired pursuant to the transaction.
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.





Amount Previously Paid:........  $31,725.19        Filing Parties:................  Arrasas Limited and Star Cruises PLC
Form or Registration No.:......  Schedule 14D-1    Date Filed:....................  January 13, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Schedule 13E-3 Transaction Statement (the "Statement") is being filed in connection with Arrasas Limited's (the "Offeror"), an Isle of Man company and a wholly owned subsidiary of Star Cruises PLC, an Isle of Man company ("Star"), offer to purchase all of the outstanding ordinary shares, nominal value NOK 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares ("ADSs" and, together with the Shares, the "Securities"), at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form (which together constitute the "Offer") which are annexed to and filed with this Statement as Exhibits (d)(1), (d)(2) and (d)(3), respectively. This Statement is being filed on behalf of the Offeror and Star. The filing of this Statement shall not be construed as an admission by Star, the Offeror or any of their affiliates that NCL is currently "controlled" by Star or the Offeror.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location, in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by the Offeror and Star with the Securities and Exchange Commission (the "Commission") on January 13, 2000, of the information to be included in response to the items of this Statement. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference.

ITEM IN SCHEDULE 13E-3                          WHERE IN THE SCHEDULE 14D-1
----------------------                          ---------------------------
Item 1(a)-(c)                                   Item 1(a)-(c)
Item 1(d)                                       *
Item 1(e)                                       **
Item 1(f)                                       *
Item 2                                          Item 2
Item 3                                          Item 3
Item 4(a)-(b)                                   *
Item 5(a)-(f)                                   Item 5
Item 5(g)                                       *
Item 6(a) & (c)                                 Item 4(a)-(b)
Item 6(b)                                       *
Item 6(d)                                       **
Item 7(a)                                       Item 5
Item 7(b)-(d)                                   *
Item 8                                          *
Item 9(a)                                       *
Item 9(b)-(c)                                   **
Item 10                                         Item 6
Item 11                                         Item 7
Item 12                                         *
Item 13(a)                                      *
Item 13(b)-(c)                                  **
Item 14(a)-(b)                                  *
Item 15(a)                                      **
Item 15(b)                                      Item 8
Item 16                                         Item 10(f)
Item 17                                         Item 11

---------------
 * The Item is located in the Schedule 13E-3 only.

** The Item is inapplicable or the answer thereto is in the negative.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer is NCL, a company organized under the laws of the Kingdom of Norway, whose principal executive offices are located at Haakon VII's gate 1, P.O. Box 1861 Vika, N-0124 Oslo, Norway.

     (b) Reference is hereby made to the information set forth on the Cover Page of the Offer to Purchase and in "INTRODUCTION" of the Offer to Purchase, which is incorporated herein by reference.

     (c)-(d) Reference is hereby made to the information set forth in "THE U.S.
OFFER--Price Range of Securities; Dividends; Exchange Rate" of the Offer to Purchase, which is incorporated herein by reference.

     (e) Not applicable.

     (f) Reference is hereby made to the information set forth in "SPECIAL FACTORS--Beneficial Ownership of Shares" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) & (g) This Statement is being filed on behalf of the Offeror and Star. Reference is hereby made to the information set forth in "SPECIAL FACTORS--Certain Information Concerning the Offeror and Star" and "Schedule 1" of the Offer to Purchase, which is incorporated herein by reference.

     (e)-(f) During the last five years, none of the Offeror, Star, GT Lim, KH Lim, KT Lim nor, to the best of their knowledge, any of the persons listed in
Schedule 1 of the Offer to Purchase, which is incorporated herein by reference,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)-(b) Reference is hereby made by to the information set forth in "INTRODUCTION" and "SPECIAL FACTORS--Background of the Offers" of the Offer to Purchase and in the Schedule 13D filed by the Offeror, Resorts World Limited, Genting Overseas Limited and Palomino Limited on December 27, 1999, as amended (the "Schedule 13D"), which is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)-(b) Reference is hereby made to the information set forth on the Cover Page of the Offer to Purchase and in "INTRODUCTION"; "SPECIAL FACTORS--Purpose of the Offers; The Compulsory Acquisition; Plans for NCL After Completion of the Offers"; and "THE U.S. OFFER" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) Reference is hereby made to the information set forth on the Cover Page of the Offer to Purchase and in "SPECIAL FACTORS--Purpose of the Offers; The Compulsory Acquisition; Plans for NCL After Completion of the Offers"; and "THE U.S. OFFER--Effect of the Offers on the Market for the Securities" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

     (a) & (c) Reference is hereby made to the information set forth in "THE U.S. OFFER--Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is hereby made to the information set forth in "THE U.S.
OFFER--Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(c) Reference is hereby made to the information set forth in "SPECIAL FACTORS--Background of the Offers"; "--Norwegian Mandatory Offer Requirement"; "--Purpose of the Offers; The Compulsory Acquisition; Plans for NCL After Completion of the Offers"; and "--Position of the Offeror Regarding Fairness of the U.S. Offer" of the Offer to Purchase, which is incorporated herein by reference.

     (d) Reference is hereby made to the information set forth on the Cover Page of the Offer to Purchase; "SPECIAL FACTORS--Background of the Offers"; "--Purpose of the Offers; The Compulsory Acquisition; Plans for NCL After Completion of the Offers"; "THE U.S. OFFER--Certain Tax Consequences"; and "--Effect of the Offers on the Market for the Securities" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(b) Reference is hereby made to the information set forth in "SPECIAL FACTORS--Background of the Offers"; "--Purpose of the Offers; The Compulsory Acquisition; Plans for NCL After Completion of the Offers"; and "--Position of Offeror Regarding Fairness of the U.S. Offer" of the Offer to Purchase, which is incorporated herein by reference.

     (c) The transactions contemplated by the Offers do not require the approval of a majority of the unaffiliated security holders.

     (d) & (e) Neither the Offeror nor Star has knowledge as to whether a majority of directors who are not employees of NCL have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of the U.S. Offer and/or preparing a report concerning the fairness of the U.S. Offer. Reference is hereby made to information set forth on the Cover Page of the Offer to Purchase and "SPECIAL FACTORS--Certain Other Rights of Securityholders--Position of NCL Regarding the Offers" of the Offer to Purchase, which is incorporated herein by reference.

     (f) Reference is hereby made to the information set forth in "SPECIAL FACTORS--Background of the Offers" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) None.

     (b) Not applicable.

     (c) Not applicable.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) Reference is hereby made to the information set forth in "INTRODUCTION"; "SPECIAL FACTORS--Background of the Offers"; "--Purpose of the Offers; The Compulsory Acquisition; Plans for NCL After Completion of the Offers"; "--Beneficial Ownership of Shares"; and "Schedule 1" of the Offer to Purchase and in Item 5 and Schedule 2 of the Schedule 13D, which is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Reference is hereby made to the information set forth in "THE U.S.
OFFER--Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) Reference is hereby made to the information set forth in "SPECIAL FACTORS--Background of the Offers"; "--Certain Other Rights of
Securityholders--Position of NCL Regarding the Offers";

"--Position of the Offeror Regarding Fairness of the U.S. Offer"; and "--Purpose of the Offers; The Compulsory Acquisition; Plans for NCL After Completion of the Offers" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) Reference is hereby made to the information set forth in "SPECIAL FACTORS--Purpose of the Offers; The Compulsory Acquisition; Plans for NCL After Completion of the Offers"; and "--Certain Other Rights of Securityholders in the U.S. Offer" of the Offer to Purchase, which is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) Reference is hereby made to the information set forth in "THE U.S.
OFFER--Certain Information Concerning NCL" of the Offer to Purchase, which is incorporated herein by reference. Reference is also made to NCL's audited financial statements contained in NCL's Registration Statement on Form 20-F dated July 6, 1999 and filed with the Commission on July 7, 1999 and to NCL's unaudited interim financial statements contained in a press release issued by NCL on October 20, 1999, which are incorporated herein by reference.

     (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) Not applicable.

     (b) Reference is hereby made to the information set forth in "THE U.S.
OFFER--Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     Reference is hereby made to the information set forth in the Offer to Purchase, the Letter of Transmittal, the Acceptance Form, the Notice of Guaranteed Delivery, and the Schedule 13D, copies of which are attached hereto as Exhibits (d)(1), (d)(2), (d)(3), (d)(4) and (g), respectively, and which are incorporated herein by reference.

ITEM 17.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1) Loan Agreement between ABN-Amro Bank N.V., Arrasas Limited, the other lenders party thereto and the guarantors party thereto, dated December 19, 1999 (incorporated herein by reference to Exhibit 1 of the Schedule 13D).
(a)(2)   Loan Agreement between Joondalup Limited and Star Cruises
         PLC, dated December 20, 1999 (incorporated herein by reference to Exhibit 2 of the Schedule 13D).
(b)      Not applicable.
(c)      Not applicable.
(d)(1) Offer to Purchase dated January 13, 2000 (incorporated herein by reference to Exhibit (a)(1) of the Schedule
         14D-1).
(d)(2) Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) of the Schedule 14D-1).
(d)(3) Form of Acceptance Form (incorporated herein by reference to Exhibit (a)(3) of the Schedule 14D-1).

(d)(4) Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(4) of the Schedule 14D-1).
(d)(5)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees regarding the tender of Shares
         (incorporated herein by reference to Exhibit (a)(5) of the Schedule 14D-1).
(d)(6)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees regarding the tender of ADSs
         (incorporated herein by reference to Exhibit (a)(6) of the Schedule 14D-1).
(d)(7)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees to be used in connection with the tender of Shares (incorporated herein by reference to Exhibit (a)(7) of the Schedule
         14D-1).
(d)(8)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees to be used in connection with the tender of ADSs (incorporated herein by reference to Exhibit (a)(8) of the Schedule
         14D-1).
(d)(9)   Text of Summary Advertisement published on January 13, 2000
         (incorporated herein by reference to Exhibit (a)(9) of the Schedule 14D-1).
(d)(10)  Text of Press Release issued by Star on January 13, 2000
         (incorporated herein by reference to Exhibit (a)(10) of the Schedule 14D-1).
(e)      Not applicable.
(f)      Not applicable.
(g)      Schedule 13D filed by Arrasas Limited, Resorts World
         Limited, Genting Overseas Holdings Limited and Palomino
         Limited with the Commission on December 27, 1999, as amended
         (incorporated herein by reference).
(h)      Audited financial statements of NCL for the years ended
         December 31, 1998 and December 31, 1997 (incorporated by reference to NCL's Registration Statement on Form 20-F dated
         July 6, 1999 and filed with the Commission on July 7, 1999).
(i) Unaudited interim financial statements of NCL for the nine months ended September 30, 1998 and September 30, 1999 as published by NCL in a press release dated October 20, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ARRASAS LIMITED

                                          By: /s/ GERARD LIM
                                            ------------------------------------
                                          Name: Gerard Lim
                                          Title:  Director

                                          STAR CRUISES PLC

                                          By: /s/ LIM KOK THAY
                                            ------------------------------------
                                          Name: Lim Kok Thay
                                          Title:  Director

Dated: January 13, 2000